UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

This report on Form 6-K is incorporated by reference into the registration statements on Form F-3. File Nos. 333-12096, 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Ad hoc notification from Deutsche Telekom AG

Bonn, November 14, 2002

Deutsche Telekom Group - Preliminary key figures for the cumulative first three quarters of 2002 (January 1, 2002 to September 30, 2002) and results of the strategic review

-                    Group revenue increased by approx. 12 % to EUR 39.2 billion

-                    Group EBITDA 1 (excluding special influences) up 5.6 % to EUR 12.0 billion

-                    Net loss after taxes at EUR 4.2 billion compared to EUR 2.8 billion

-                    Net loss for the nine month period ended September 30, 2002, EUR 24.5 billion, net loss excluding the effects arising from the strategic review EUR 5.3 billion.

-                    Capital expenditure reduced by 24 % to EUR 4.8 billion

-                    Net cash-flow provided by operating activities increased by approx. 42 % to EUR 10.1 billion.

-                    Free cash flow 2 increased from EUR 6 million to approx. EUR 4.7 billion

-                    Reduction of net debt by 1.8 % to EUR 64.0 billion, compared with EUR 64.2 billion at September 30, 2001

-                    T-Com’s EBITDA was EUR 7.5 billion, remaining at the same level as the previous nine month period, after adjusting for special influences

-                    T-Systems increased adjusted EBITDA compared with the first nine months of 2001 by 33.7 % to EUR 833 million with first time double-digit EBITDA margin of approx. 10%

-                    T-Mobile’s 2002 nine month revenue of approx. EUR 14.2 billion is almost at the same level as for the 2001 12-month period. Adjusted EBITDA increased by 76 % to EUR 3.85 billion

-                    With 869,000 new customers, T-Mobile USA recorded the highest organic growth of all U.S. mobile communications operators during the third quarter.

-                    T-Online group improved EBITDA to EUR 35.6 million in Q3 2002

-                    Board of Management and Supervisory Board propose to suspend payment of dividends for the 2002 financial year

-                    Sale or merger of T-Mobile USA (formerly VoiceStream) not necessary to achieve debt reduction target.

1                        EBITDA: Results from ordinary business activities, plus the net financial income (expense), amortization and depreciation

2                        Free cash-flow before dividends: Net cash provided by operating activities, minus cash outflow from investments in property plant and equipment and intangible assets.

Deutsche Telekom hereby announces the key figures for the first three quarters of the 2002 financial year. Deutsche Telekom emphasizes that these results are only initial results on the basis of current information. Deviations may arise between these amounts and the reviewed amounts to be published on November 27. All information is in accordance with Generally Accepted Accounting principles in Germany.

Information and elaborations of the issuer concerning this ad hoc notification

Revenue and adjusted EBITDA increased

Deutsche Telekom recorded 12 % revenue growth to EUR 39.2 billion in the first nine months of 2002, compared with the first nine months of 2001 . International revenue increased from EUR 8.9 billion in the first nine months of 2001 to EUR 13.2 billion in the period under review. This represents an increase of approx. 48%. Revenue generated outside Germany amounted to approx. 34% of Group revenue in the first nine months of 2002, compared with approx. 26 % in the first nine months of 2001. The revenue increase is mainly attributable to the strong growth in the mobile communications business, particular by T-Mobile USA. In the same period, Group EBITDA excluding special influences increased by 5.6 % to EUR 12 billion.  Group EBITDA including special influences amounted to approx. EUR 11.4 billion compared with approx. EUR 14.1 billion in the first nine months of 2001.  While the adjusted EBITDA of the T-Com division remained largely stable, the other three divisions recorded considerable increases.

Special influences affecting EBITDA in the first nine months of 2002 were a profit of EUR 0.2 billion from the sale of the shares in Satelindo, a loss of EUR 0.4 billion from the sale of shares in France Telecom, and restructuring expenses of EUR 0.4 billion relating to the T-Systems division in the third quarter of 2002. In the first nine months of 2001, by contrast, the special influences affecting EBITDA, amounting to EUR 2.8 billion, were positive. These related to the proceeds from the sale of Sprint FON and PCS shares, minus sale costs, and the proceeds of the sale of the cable network in Baden-Württemberg.

The negative special influences for the nine month period ended September 30th, 2002 were from nonscheduled write-downs of goodwill and mobile communications licenses as a result of the strategic review.

The net loss for the first nine months of 2002 amounted to approx. EUR 24.5 billion. This loss includes special influences with a EUR 20.3 billion negative net impact on results, mainly relating to nonscheduled write-downs of goodwill and licenses of mobile communications companies. Excluding these special influences, the net loss was EUR 4.2 billion, compared with EUR 2.8 billion in the same period last year. The special influences which had a EUR 1.8 billion positive impact on the net loss in the first nine months of 2001 consisted of the above-mentioned EUR 2.8 billion which had an effect on EBITDA, minus valuation adjustments on financial assets and the write-downs of the net carrying amount of the stake in France Telecom as a result of the decrease in the share price, and tax effects.

Part 2 of the ad hoc notification of Deutsche Telekom

Specifically, the strategic review resulted in the following special influences in the third quarter of fiscal 2002:

Write-downs of mobile communications licenses in the U.S., EUR 9.6 billion; write-downs of goodwill relating to T-Mobile USA, EUR 8.4 billion; write-downs of UMTS license at T-Mobile UK, EUR 2.2 billion; BEN (goodwill and UMTS license) EUR 1.1 billion; write-downs of investments in Siris and Comdirect, EUR 0.7 billion. These nonscheduled write-downs total EUR 22.0 billion. In addition, T-Systems recorded restructuring expenses of EUR 0.4  billion. Deferred taxes of EUR 3.1 billion connected to the write-downs of mobile communications licenses in the U.S. had an offsetting effect. The net impact of these special influences was EUR 19.3 billion.

Additional special influences amounting to EUR 1 billion, of which approx. EUR 0.3 billion are attributable to valuation adjustments for investments in noncurrent assets in the third quarter of 2002, are not related to the strategic review.

The write-downs of goodwill and the mobile communications licenses are the result of the strategic review throughout the Group, implemented by the Board of Management in the current period. These nonscheduled write-downs, which have no impact on the cash position, take into particular consideration the changed expectations in Deutsche Telekom’s plans regarding the medium and long-term prospects of the mobile communications industry and the changed view of the possible consolidations in the U.S. mobile communications market. Although the performance of T-Mobile in 2002 has exceeded previous expectations, the assumptions for medium and long-term forecasts have been reduced - partly as a result of the change in the overall economic environment. This leads, for example, to reduced estimates for the average revenue per user achievable in the long term, which are also affected by new assumptions for consolidations in the U.S. market without the involvement of T-Mobile USA, and changes in the long-term expectations for penetration rates in various mobile communications markets. Business cases were required to be adjusted in view of these changes in the long-term expectations for the development of the mobile communications markets and, as a consequence, the net carrying amounts for the companies and licenses were decreased.

Summary of Group financial figures (unaudited)

	Jan.1 to Sept. 30, 2002 in bn of €.	Jan.1 to Sept. 30, 2001 in bn of €.	Change in % [1]
Net revenue	39.2	35.0	12.0
Changes in inventories and other own capitalized costs	0.4	0.8	(48.7)
Total operating performance	39.6	35.8	10.6
Other operating income	2.4	4.9	(52.4)
Goods and services purchased	(10.4)	(9.8)	(5.5)
Personnel costs	(9.9)	(8.7)	(14.3)
Depreciation and amortization	(33.4)	(9.4)	(255.1)
of which, special influences	(21.7)	0	n.m.
Other operating expenses	(10.3)	(8.1)	(26.2)
Financial income (expenses), net	(4.6)	(4.2)	(8.8)
of which, net interest expense	(3.0)	(3.2)	5.9
Results from ordinary business activities	(26.5)	0.5	n.m.
Taxes	2.2	(1.4)	n.m.
Loss after taxes	(24.3)	(0.9)	n.m.
Income applicable to minority shareholders	(0.2)	(0.1)	(83.5)
Net income (loss)	(24.5)	(1.0)	n.m.
EBTDA	11.4	14.1	(19.2)
EBITDA after adjustment for special influences	12.0	11.3	5.6
Net loss adjusted to exclude special influences	(4.2)	(2.8)	(49.5)

1Percentages calculated on the basis of precise absolute figures

Part 3 of the ad hoc notification of Deutsche Telekom

Net debt was reduced slightly compared with balance at June 30, 2002, despite the acquisition of BEN

The Group’s net debt decreased to EUR 64 billion by September 30, 2002, compared with EUR 64.2 billion by June 30, 2002, despite the acquisition of the remaining shares in the mobile communications operator BEN in the Netherlands for EUR 1.7 billion and the consolidation of the company’s debts amounting to EUR 0.3 billion. This development is attributable to the liquidity of EUR 2.2 billion generated in the third quarter of 2002. This was also supported by the continued strict discipline in amounts invested in property, plant and equipment, which decreased in the first nine months of 2002, as compared with the first nine months of 2001, by 24 % to EUR 4.8 billion.

Positive development of customer numbers:

The Group recorded positive developments in the most important business segments, both in the cumulative first nine months of 2002 and in the third quarter of 2002. The number of mobile communications subscribers served by majority-owned Deutsche Telekom subsidiaries increased by 17.1 % to 55.5 million as compared with the end of September 2001. The main driving force behind this increase was the continued positive development in the number of subscribers in T-Mobile’s three most important markets, Germany, the U.S. and the United Kingdom. The company’s market leadership in Germany was enhanced with 23.8 million mobile communications subscribers now being served, and in the U.S., T-Mobile USA recorded a net growth of 869,000 subscribers in the third quarter of 2002, putting it ahead of all its domestic competitors in terms of organic customer growth. The high level of demand for the broadband T-DSL line continued at T-Com. A total of 2.7 million lines had been marketed at the end of the third quarter, compared with approx. 1.4 million contracts at the same time last year. The number of ISDN channels also increased further - despite the already high level - to 22.0 million as compared with 19.8 million. The number of T-Online customers also increased by a good 20 % to 11.8 million.

	Sept. 30, 2001 in millions [7]	Sept. 30, 2002 in millions [7]	Change millions [7]	Change in%[6]
Telephone lines (incl. ISDN channels)	56.8	57.3	0.5	0.9
Deutsche Telekom (incl. public telephones)	50.5	51.2	0.7	1.4
AktivPlus customers (tariffs used)	7.5	10.2	2.7	36.0
T-DSL contracts(marketed)	1.4	2.7	1.3	92.9
ISDN channels	19.8	22.0	2.2	11.1
Mobile communications subscribers Majority shareholdings[1,2]	47.4	55.5	8.1	17.1
of which: T-Mobile Deutschland	22.6	23.8	1.2	5.3
of which: T-Mobile UK (One 2 One)[3]	9.9	11.8	1.9	19.2
of which: T-Mobile USA (VoiceStream/Powertel)	6.3	8.9	2.6	41.3
of which: T-Mobile Austria (max.mobil)	2.1	2.0	(0.1)	(4.8)
of which: T-Mobile CZ (RadioMobil)	2.5	3.3	0.8	32.0
of which: Westel (via MATÁV)	2.2	3.2	1.0	45.5
of which: Hrvatske telekomunikacije[1]	0.8	1.2	0.4	50.0
BEN [1]	1.1	1.4	0.3	27.3
Proportionate subscribers[4]	48.5	56.8	8.3	17.1
Total number of subscribers[5]	60.9	76.2	15.3	25.1
T-Online subscribers	9.8	11.8	2.0	20.4

1             Hrvatske telekomunikacije and BEN were not consolidated in the first nine months of 2001, but are shown here pro forma to facilitate comparison.

2             Number of subscribers of the fully consolidated mobile communications companies.

3             Including Virgin Mobile.

4             Proportion of subscribers of all associated mobile communications companies pro rata to shareholding. The 25% shareholding in PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted.

5             Total number of subscribers of the fully consolidated mobile communications companies and total number of subscribers of minority shareholdings.

6             Percentages calculated in millions and rounded off.

7             Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures

Part 4 of the ad hoc notification of Deutsche Telekom

T-Com increased revenue and kept EBITDA stable

T-Com’s revenue in the period under review increased by approx. 1 % to EUR 22.3 billion from EUR 22.1 billion in the first nine months of 2001. Thus, for two quarters in a row, T-Com succeeded in increasing its revenue compared with the same periods in the previous year. Domestic business accounted for approx. 87 % of T-Com’s total revenue in the first three quarters of 2002. The Eastern European companies MATÁV (including Maktel), Slovenské Telekomunikácie and Hrvatske telekomunikacije shown under T-Com made contributions to revenue of approx. 13%. EBITDA in the T-Com division amounted to approx. EUR 7.5 billion in the first nine months of 2002, and thus was at approximately the same level as in the same period last year, EUR 7.6 billion, which was adjusted to exclude the EUR 908 million gain from the sale of the cable company in Baden-Württemberg.

Adjusted EBITDA at T-Systems increased considerably

Revenue in the T-Systems division decreased by 3.4 % to EUR 8.3 billion in the first three quarters of 2002, compared with the first three quarters of 2001 with EUR 8.6 billion. Adjusted EBITDA increased in the first three quarters of 2002 by approx. 34 % to EUR 0.8 billion from EUR 0.6 billion in the same period last year. T-Systems also succeeded in increasing its EBITDA margin considerably in all three quarters of the 2002 financial year in comparison with the previous year. The EBITDA margin (before special influences) was approx. 12 % in the third quarter of 2002. The strategic review resulted in a special influence affecting EBITDA at T-Systems in the third quarter which was attributable to restructuring expenses of approx. EUR 0.4 billion.

T-Mobile recorded strong increases in revenue and EBITDA

Revenue in the T-Mobile division increased by more than 40 % to EUR 14.2 billionin comparison with the same period last year . In addition to the effects of T-Mobile CZ (formerly RadioMobil) and T-Mobile USA (formerly VoiceStream and Powertel), which were not consolidated for the entire first three quarters of 2001, the increased subscriber base and increased average revenues per user throughout the year from subsidiaries of T-Mobile International AG also had a positive impact. The EBITDA of the T-Mobile segment increased to approx. EUR 3.9 billion in the first three quarters of 2002, an increase of approx. EUR 1.7 billion, 76%, as compared with September 30, 2001. The EBITDA margin increased to 27.0 % from 21.5 % in the same period last year. All subsidiaries increased their respective EBITDA contributions as compared with the same period last year and thus contributed to this very positive development.

T-Online recorded higher revenue and EBITDA

The 24.4 % increase in total revenue of the T-Online segment, including DeTeMedien, to EUR 1.3 billion was driven by the revenue growth at T-Online International AG. The EBITDA of the T-Online division amounted to approx. EUR 151 million in the first nine months of 2002 compared with minus EUR 67 million in the same period last year. The EBITDA margin in the first nine months of 2002 was 11.7 % compared with minus 6.4 % in the same period last year.

Part 5 of the ad hoc notification of Deutsche Telekom

Principal results of the strategic review

The Board of Management and Supervisory Board of Deutsche Telekom have completed a strategic review of Deutsche Telekom’s future position and business options. The main results are:

Reduction of net debt

The extensive reduction of net debt is to be continued. Deutsche Telekom is aiming to achieve a level of net debt by the end of 2003 which equals to roughly three times the EBITDA expected for the full 2003 financial year. Based on target EBITDA of between EUR 16.7 billion and EUR 17.7 billion for 2003, Deutsche Telekom strives for a target corridor of EUR 49.5 billion to EUR 52.3 billion net debt. In order to achieve this target, Deutsche Telekom intends to withdraw from non-strategic business areas such as real estate, the remainder of the cable business and other shareholdings and business units. Deutsche Telekom aims to generate proceeds of between EUR 6.2 billion and EUR 8.5 billion from these sales. In addition, Deutsche Telekom intends to reduce its investments in property, plant and equipment and intangible assets in the 2003 financial year to between EUR 6.7 billion and EUR 7.7 billion.

T-Mobile USA

The Board of Management believes it is not necessary to sell T-Mobile USA to achieve Deutsche Telekom’s debt reduction target.  Nonetheless, Deutsche Telekom is keeping all strategic business possibilities in the U.S. market open.

Dividend

The Board of Management and the Supervisory Board will propose to the 2003 Shareholders’ Meeting that no dividend should be paid for the 2002 financial year.

This presentation contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”,  “believe”,  “estimate”,  “expect”,  “intend”,  “may”,  “plan”,  “project” and “should “ and similar expressions are intended to identify forward-looking statements.  Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom’s control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom’s acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom’s dept reduction program, including its degree of success in achieving desired levels of free cash flow from operations and proceeds from disposals; the development of Deutsche Telekom’s cost reduction initiatives, including the area of personnel reduction and changes in currency exchange rates and interest rates.  If these or other risks and uncertainties (including those described in Deutsche Telekom’s most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Deutsche Telekom cannot  guarantee that its financial and operating targets for the years 2002 and 2003 can be achieved. Some aspects of the Group’s planning depend on circumstances Deutsche Telekom cannot influence. For a description of some of these factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the items “Forward-looking statements” and “Risk factors” in the annual report on Form 20-FA filed on June 18, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 15, 2002